                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __)(1)


                         PREFORMED LINE PRODUCTS COMPANY
                                (Name of Issuer)

                      Common Shares, $2 par value per share
                         (Title of Class of Securities)

                                   740444 10 4
                                 (CUSIP Number)

                                  June 29, 2001
             (Date of Event Which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:


                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

                                   ----------

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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------------------------                               -----------------------
 CUSIP NO.  74044410 4                   13G            Page 2 of 5 Pages
------------------------                               -----------------------

---------------- -----------------------------------------------------------------------------------------------------
1.               NAMES OF REPORTING PERSONS


                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)                       Jon R. Ruhlman
---------------- -----------------------------------------------------------------------------------------------------
2.               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]

                                                                                    (b) [ ]
---------------- -----------------------------------------------------------------------------------------------------
3.               SEC USE ONLY
---------------- -----------------------------------------------------------------------------------------------------
4.               CITIZENSHIP OR PLACE OR ORGANIZATION                             U.S.A.
---------------- -----------------------------------------------------------------------------------------------------
  NUMBER OF           5.     SOLE VOTING POWER                                    509,463
   SHARES             ------ -----------------------------------------------------------------------------------------
BENEFICIALLY          6.     SHARED VOTING POWER                                  -0-
 OWNED BY             ------ -----------------------------------------------------------------------------------------
   EACH               7.     SOLE DISPOSITIVE POWER                               509,463
 REPORTING            ------ -----------------------------------------------------------------------------------------
PERSON WITH           8.     SHARED DISPOSITIVE POWER                             -0-
--------------------- ------ -----------------------------------------------------------------------------------------
9.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                           509,463
---------------- -----------------------------------------------------------------------------------------------------
10.              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

                 CERTAIN SHARES*                                                        [ ]
---------------- -----------------------------------------------------------------------------------------------------
11.              PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     8.9%
---------------- -----------------------------------------------------------------------------------------------------
12.              TYPE OF REPORTING PERSON*                      IN
---------------- -----------------------------------------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                         -----------------------
                                                          Page 3 of 5 Pages
                                                         -----------------------

ITEM 1(a).        NAME OF ISSUER:

                  Preformed Line Products Company

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  660 Beta Drive, Mayfield Village, Ohio 44143

ITEM 2(a).        NAME OF PERSON FILING:

                  Jon R. Ruhlman

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  660 Beta Drive, Mayfield Village, Ohio 44143

ITEM 2(c).        CITIZENSHIP:

                  U.S.A.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Shares, $2 par value per share ("Common Shares")

ITEM 2(e).        CUSIP NUMBER:

                  740444 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable

ITEM 4.  OWNERSHIP.

         (a)      Amount beneficially owned:

                  As of September 30, 2001, Jon R. Ruhlman beneficially owned 509,463 Common Shares, including 5,000 Common Shares that may be acquired pursuant to currently exercisable stock options.

         (b)      Percent of class:

                  8.9%



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                                                      -----------------------
                                                       Page 4 of 5 Pages
                                                      -----------------------


         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 509,463 Common Shares

                  (ii)     Shared power to vote or to direct the vote:  -0-

                  (iii) Sole power to dispose or to direct the disposition of: 509,463 Common Shares

                  (iv) Shared power to dispose or to direct the disposition of: -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable

ITEM 10. CERTIFICATION.

                  Not applicable



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                                                     -----------------------
                                                       Page 5 of 5 Pages
                                                     -----------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      October 18, 2001
                                      -----------------------------------------
                                      (Date)


                                       /s/ Jon R. Ruhlman
                                      -----------------------------------------
                                      (Signature)


                                      Jon R. Ruhlman
                                      -----------------------------------------
                                      (Name/Title)